Exhibit 99.12

                              CONSULTING AGREEMENT

This consulting agreement is made and entered into effective the 12nd Day of January, 2006, by and between Carmi Gross ("Consultant") and Planetlink Communications, Inc. (the "Corporation").

                                  I. EMPLOYMENT

The Corporation has engaged the services of Consultant to perform for the Corporation certain consulting services consisting primarily of outside sales.

                                    II. TERM

The term of this agreement shall be for six months, but may be terminated at any time by either party on 15 days' written notice.

                           III. INDEPENDENT CONTRACTOR

With respect to the services performed by Consultant under this arrangement, Consultant shall be an independent contractor of the Corporation and shall not be deemed an employee.

                                IV. WORK FOR HIRE

It is the intention of the parties that all rights, including, without limitation, copyright in any reports, surveys, marketing, promotional, and collateral materials prepared by Consultant in connection with his or her services performed for the Corporation (the "Work") shall vest in the Corporation. The parties expressly acknowledge that the Work was specially ordered or commissioned by the Corporation, and further agree that it shall be considered a "work made for hire" within the meaning of the copyright laws of the United States, and that the Corporation is entitled as author to the copyright and all of the rights to the Work, throughout the world, including, but not limited to, the right to make such changes in the Work and such uses of the Work, as the Corporation may determine in its sole and absolute discretion.

                           V. CONFIDENTIAL INFORMATION

For the purposes of this agreement, "Confidential Information" shall mean the information described below, which was disclosed by the Corporation to Consultant in any manner, whether orally, visually, or in tangible form, including, but not limited to, documents, devices, computer readable media, trade secrets, formulae, patterns, inventions, processes, customer lists, sales records, pricing lists, margins, and other compilations of confidential information, and all copies of such confidential information. Tangible materials that disclose or embody Confidential Information shall be marked or identified by the Corporation as "confidential." Confidential Information that is disclosed orally or visually shall be identified by the Corporation as confidential at the time of disclosure.

Consultant shall maintain in confidence and not use or disclose the Confidential Information, using a fiduciary degree of care to protect the Confidential Information. For the purposes of this agreement, Confidential Information shall not include any information which Consultant can prove (i) was in Consultant's possession, or known to Consultant without confidentiality restriction, prior to disclosure by the Corporation, (ii) was generally known in the trade or business in which the Corporation is engaged at the time of disclosure to Consultant, or becomes generally known in the trade or business after such disclosure, through no act of Consultant, (iii) has come into the possession of Consultant without confidentiality restrictions from a third-party, and such third-party is under no obligation to the Corporation to maintain the confidentiality of such information, or (iv) was developed by or for Consultant independently without reference to the Confidential Information.

If a particular portion or aspect of the Confidential Information shall become subject to any of the above-mentioned exceptions, the parties expressly agree that all other portions or aspects of the Confidential Information shall remain subject to all of the provisions of this agreement.

In the event that Consultant is ordered to disclose the Corporation's Confidential Information pursuant to a judicial or governmental request, requirement, or order, Consultant shall promptly notify the Corporation in writing and shall take reasonable steps to assist the Corporation in contesting such request, requirement, or order, or in otherwise protecting the Corporation's rights prior to such disclosure.

Except as may be expressly specified within this agreement, the Corporation grants no license to Consultant under any copyright, patent, trademarks, trade secret, or other proprietary right, to use, utilize, or reproduce the Confidential Information.

                                VI. COMPENSATION

As compensation for services rendered under the terms of this agreement, Consultant shall be entitled to receive from the Corporation 30,000,000 shares of the Corporation's common stock. The parties agree that the valuation of the issued stock shall be $0.0015 per share of common stock, for the day the Corporation and the Consultant orally agreed upon the compensation to be paid. The parties agree that this valuation is reasonably equal to the value of the services rendered by Consultant to the Corporation herein. . Consultant is also entitled to receive options which are in effective for one year from the date of issuance as per the following schedule:

     Effective Date          Number of Options          Option Exercise Price
         1-16-06                 20,000,000                    $.002
         2-15-06                 17,500,000                    $.002
         3-15-06                 17,500,000                    $.002
         4-15-06                 15,000,000                    $.0025
         5-15-06                 15,000,000                    $.0025
         6-15-06                 15,000,000                    $.0025

                               VII. SECURITIES LAW

Consultant hereby expressly acknowledges that the Confidential Information is likely to include material nonpublic information pursuant to the securities laws of the United States. Being advised that the Corporation is specifically relying upon Rule 100(b)(2)(ii) of Regulation FD, in providing the Confidential Information to Consultant, Consultant expressly agrees that he will not use the Confidential Information in violation of United States securities laws, and specifically agrees to keep the Confidential Information in confidence.

                                  VIII. GENERAL

This agreement shall be construed under and in accordance with the laws of the State of Texas.

The parties covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient to effectuate and carry out the obligations of the parties in accordance with this agreement.

This agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, legal representatives, successors, and assigns where permitted by this agreement.

This agreement supersedes any prior understandings or oral agreements between the parties respecting the subject matter contained in this agreement.

All agreements, warranties, representations, and indemnifications contained in this agreement above shall survive the termination of this consulting agreement.

This consulting agreement shall be deemed a personal services contract with regard to the Consultant, and Consultant may not assign any or all of his or her interest in this agreement without the written consent of the Corporation.

The consultant agrees not to buy stock in the open market to attempt a hostile takeover.

Consultant agrees to limit his consulting services to providing the company help in its operations including marketing, and new product development.

Consultant shall not provide services to the company in connection with the offer or sale of securities in a capital-raising transaction, and will not directly or indirectly promote or maintain a market for the registrant's securities.

CONSULTANT:

/s/ Carmi Gross
---------------
Carmi Gross


CORPORATION:

PLANETLINK COMMUNICATIONS, INC.

by: /s/ M. Dewey Bain
    -----------------
M. Dewey Bain, Chief Executive Officer